PORT OF CALL ONLINE INC.
40 Warren Street, Floor 3
Charlestown, MA 02129

July 3, 2013

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street,  Washington, D.C. 20549

Attn: Celeste M. Murphy

Re:           Port of Call Online Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-188575

We are in receipt of your comment letter of June 27, 2013 and have filed an amendment to the S-1.

Please find below responses to your comments in the same order they were presented in your letter.

General

1.   While we respectively disagree with the Staff’s interpretation, the selling shareholders have reduced the number of shares being registered in hopes that Staff will re-characterize this offering as a secondary offering.

Please also note the deletion of the risk factor previously included on page 7 “Unless we file a Registration Statement on Form 8-A....”. This risk factor was deleted to avoid any confusion by potential investors.

Yours truly,

/s/ Joseph C. Shea, III

Joseph C. Shea, III
CEO